                                                                  Exhibit 99.102

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    TRANSITION THERAPEUTICS ANNOUNCES FISCAL 2005 YEAR END FINANCIAL RESULTS

TORONTO, SEPT. 9 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the year ended June 30, 2005.

SELECTED HIGHLIGHTS

During fiscal 2005, the Company achieved the following significant milestones:

     - Received clearance to initiate exploratory Phase IIa clinical trials to evaluate efficacy, safety and tolerability of the Company's first Islet Neogenesis Therapy product, E1-I.N.T.(TM), in both type I and type II diabetes patients;

     - Commenced enrolment for an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type I diabetes;

     - Commenced enrolment for a Phase II clinical trial for its first Interferon Enhancing Therapy product, MS-I.E.T., in patients with MS;

     - Acquired an initial 17% equity interest in Ellipsis Neurotherapeutics Inc. (ENI), a company developing therapeutics for Alzheimer's disease. This equity interest may be increased to 52% through the achievement of milestones under a services agreement with ENI and the exercise of Exchange Rights included as part of the transaction.

     - Sold its wholly-owned subsidiary, Stem Cell Therapeutics Inc. ("SCT"), for upfront and anniversary payments totaling $3.5 million, plus royalties on sales and other income;

     - Signed a definitive licensing agreement with Novo Nordisk A/S ("NOVO NORDISK") for the I.N.T.(TM) technology including an equity investment of CDN $6 million, upfront and development milestones potentially totaling up to U.S. $48 million as well as commercial milestones and royalty payments; and

     -    Further strengthened the management team.

Subsequent to year end, the Company achieved the following significant milestones:

     - Commenced enrolment for a Phase I/II clinical trial for its second Interferon Enhancing Therapy product, HCV-I.E.T., in patients with hepatitis C;

     - Issued US patent #6,908,611 claiming the use of Transition's interferon enhancer EMZ702 and interferons for the treatment of viral diseases, including hepatitis C virus. The Company's patent portfolio currently includes 12 issued patents and many patent applications pending in multiple jurisdictions throughout the world.

"In the last year, we achieved key clinical and company milestones with the approval of clinical trials for our lead products and the completion of a major licensing agreement for our regenerative diabetes program", said Dr. Tony Cruz, Chairman and CEO of Transition. "In the year ahead we look forward to announcing clinical data from these trials and identifying new products for rapid clinical advancement as we continue to execute our business model of building a sustainable biotech company."

PIPELINE REVIEW

THE I.N.T. TECHNOLOGY

During the fiscal year, Transition's lead regenerative diabetes product, E1-I.N.T.(TM), received clearance from the U.S. Food and Drug Administration ("FDA") to commence exploratory Phase IIa clinical trials in both type I and type II diabetes. Patient enrolment has commenced for the type I diabetes clinical trial with enrolment in the type II diabetes clinical trial scheduled for the third quarter of calendar 2005. For both clinical trials, patients will receive daily E1-I.N.T.(TM) treatments for 28 days and will be monitored for six months post-treatment. Interim data of islet cell regeneration in both type I and type II diabetes clinical trials is expected in the fourth quarter of calendar 2005. E1-I.N.T.(TM) is the combination therapy of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1").

Transition's promising GLP1-I.N.T.(TM) therapy, which consists of co-administering a GLP-1 analogue and G1, has been shown to be more potent in stimulating islet cell regeneration in diabetes models than GLP-1 alone. This product is currently in pre-clinical development with studies evaluating efficacy and toxicity.

THE I.E.T TECHNOLOGY

The Phase II trial for MS-I.E.T., a combination of Transition's interferon enhancer EMZ701 and interferon beta has been approved by Health Canada and patient enrolment is underway. Patients with relapsing-remitting MS that are currently failing interferon therapy alone are selected for the combination therapy, which includes a normal course of interferon therapy and a weekly treatment of EMZ701. The combination therapy is given for 24 weeks and the effects of the therapy on MS patients are evaluated by measuring the number of brain lesions using magnetic resonance imaging ("MRI") analysis. The reporting of clinical data is expected in the second half of calendar 2006.

A Phase I/II clinical trial of HCV-I.E.T., a triple combination of pegylated interferon alpha, ribavirin and Transition's interferon enhancer EMZ702 has been approved by Health Canada and patient enrolment has commenced subsequent to the fiscal year end. The goal of HCV-I.E.T. is to provide effective therapy to the nearly 45% of all hepatitis C patients who currently have no treatment options available. In this trial, patients with hepatitis C, who have not responded to standard therapy, will receive twice-weekly treatments of EMZ702 administered in combination with standard pegylated interferon-alpha and ribavirin therapy for a period of 12 weeks.

ENI'S ALZHEIMER'S PROGRAM

In November, 2004, the Company acquired an initial 17% equity interest in ENI, a company developing therapeutics for Alzheimer's disease.

AZD103 is a small molecule inhibitor of amyloid beta peptide aggregation which in animal models has been shown to prevent, reduce and reverse Alzheimer's disease processes such as amyloid beta load and loss of cognitive function. The pre-clinical development program for AZD103 is on schedule with an Investigational New Drug ("IND") submission and the commencement of a Phase I study in healthy volunteers expected to occur in the fourth quarter of calendar 2005. In addition, the pre-clinical toxicity program required to enable a Phase II trial in Alzheimer's patients will begin in the fall of calendar 2005 and is expected to be completed in the second quarter of calendar 2006. Transition is developing AZD103 in partnership with ENI.

GROWING FINANCIAL STRENGTH

During the fiscal year ended June 30, 2005, Transition sold 5,000,000 common shares through a private placement to Novo Nordisk to raise gross proceeds of $6 million. It also issued 7,688,386 common shares for total cash proceeds of

$4,214,007 through the exercise of 5,397,387 share purchase warrants, 1,431,800 Agents' Warrants (including the exercise of the underlying share purchase warrants) and 143,300 stock options. Transition currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2008.

FINANCIAL REVIEW

For the year ended June 30, 2005, Transition recorded a net loss of $14,223,108 ($0.12 per common and Class B share) compared to a net loss of $10,559,501 ($0.12 per common and Class B share) for the fiscal year ended June 30, 2004.

Research and development expenses increased to $3,944,096 for the fiscal year ended June 30, 2005 from $3,247,026 for the same period in 2004. This increase of $697,070 or 22% was primarily the result of an increase in I.E.T. technology expenses as the Company prepared for and commenced enrolment for its Phase II trial in MS patients and prepared for a Phase I/II clinical trial in hepatitis C patients, additions to the Company's product development team and the expensing of stock options and was partially offset by a decrease in I.N.T. technology expenses resulting from building inventory levels to support upcoming clinical trials.

General and administrative expenses increased to $2,944,105 for the fiscal year ended June 30, 2005 from $2,063,198 for the fiscal year ended June 30, 2004. This increase of $880,907 or 43% primarily resulted from the expensing of stock options, an increase in accounting and legal fees, regulatory costs and insurance premiums as well as costs incurred to strengthen the management team.

Interest income for the fiscal year ended June 30, 2005, was $513,822 as compared to $261,821 for the fiscal year ended June 30, 2004. This increase of $252,001 or 96% in interest income primarily resulted from higher cash, cash equivalent and short-term investment balances during the year ended June 30, 2005 as compared to the year ended June 30, 2004.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis and an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type I diabetes and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. In addition, Transition has received clearance to initiate an exploratory Phase IIa clinical trial to evaluate efficacy, safety, and tolerability of E1-I.N.T.(TM) in type II diabetes patients. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Financial Statements to Follow

TRANSITION THERAPEUTICS INC.

                           CONSOLIDATED BALANCE SHEETS

As at June 30

                                                            2005          2004
                                                             $             $
                                                        -----------   -----------
ASSETS
CURRENT
Cash and cash equivalents                                 6,598,221    17,641,155
Short-term investments                                   14,000,748            --
Receivables                                                 170,116       270,126
Investment tax credits receivable                           566,339       511,821
Research inventory                                          709,444       559,378
Prepaid expenses and other assets                           275,365       119,325
Deposits                                                    132,159            --
Future tax asset                                                 --       106,277
                                                        -----------   -----------
TOTAL CURRENT ASSETS                                     22,452,392    19,208,082
                                                        -----------   -----------
Long-term deposits                                               --       143,850
Long-term research inventory                              1,872,643            --
Deferred charges                                            125,040            --
Capital assets, net                                         453,166       440,783
Technology                                               12,310,463    22,436,674
Investment                                                2,121,566            --
Assets transferred under contractual arrangement          1,128,461            --
                                                        -----------   -----------
                                                         40,463,731    42,229,389
                                                        ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                  2,150,933     1,366,983
Current portion of deferred revenue                         465,107        51,143
Current portion of obligation under capital leases           17,019        19,008
Current portion of leasehold inducement                          --         3,698
                                                        -----------   -----------
TOTAL CURRENT LIABILITIES                                 2,633,059     1,440,832
                                                        -----------   -----------
Deferred revenue                                          1,727,972       869,437
Liability to ENI subject to guaranteed share value
   obligation                                               820,900            --
Liabilities transferred under contractual arrangement        34,539            --
Obligation under capital leases                              48,791        67,356
Leasehold inducement                                             --        17,880
Provision for facility closure                                   --       225,982
Future tax liability                                             --     1,154,601
                                                        -----------   -----------
TOTAL LIABILITIES                                         5,265,261     3,776,088
                                                        -----------   -----------
Commitments
Guarantees
SHAREHOLDERS' EQUITY
Share capital
   Common shares                                         77,254,351    66,001,437
   Contributed surplus                                    2,811,966     2,646,643
   Stock options                                            743,628       566,997
   Warrants                                                 486,615     1,456,026
   Exchange Rights                                          388,000            --
                                                        -----------   -----------
Deficit                                                 (46,486,090)  (32,217,802)
                                                        -----------   -----------
TOTAL SHAREHOLDERS' EQUITY                               35,198,470    38,453,301
                                                        -----------   -----------
                                                         40,463,731    42,229,389
                                                        ===========   ===========

TRANSITION THERAPEUTICS INC.

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended June 30

                                                            2005           2004
                                                              $             $
                                                        ------------   ------------
REVENUES
Licensing fees                                               109,370             --
                                                        ------------   ------------
EXPENSES
Research and development, net of investment tax
   credits                                                 3,944,096      3,247,026
General and administrative                                 2,944,105      2,063,198
Facility closure                                                  --         61,588
Amortization                                               8,209,627      8,638,195
Foreign exchange loss (gain)                                   6,357         (7,818)
                                                        ------------   ------------
                                                          15,104,185     14,002,189
                                                        ------------   ------------
Loss before the following                                (14,994,815)   (14,002,189)
Interest income, net                                         513,822        261,821
Equity loss in affiliate                                    (183,626)            --
Losses of company transferred under
   contractual arrangement                                  (606,243)            --
                                                        ------------   ------------
Loss before income taxes                                 (15,270,862)   (13,740,368)
                                                        ------------   ------------
Recovery of (provision for) income taxes
   Current                                                      (570)        38,351
   Future                                                  1,048,324      3,142,516
                                                        ------------   ------------
                                                           1,047,754      3,180,867
                                                        ------------   ------------
NET LOSS FOR THE YEAR                                    (14,223,108)   (10,559,501)
Deficit, beginning of year, as originally stated         (32,217,802)   (21,658,301)
Adjustment for change in accounting policy
   related to stock-based compensation                       (45,180)            --
                                                        ------------   ------------
Deficit, beginning of year, as restated                  (32,262,982)   (21,658,301)
                                                        ------------   ------------
DEFICIT, END OF YEAR                                     (46,486,090)   (32,217,802)
                                                        ============   ============
BASIC AND FULLY DILUTED NET LOSS PER COMMON AND
   CLASS B SHARE                                        $      (0.12)  $      (0.12)
                                                        ============   ============

TRANSITION THERAPEUTICS INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30

                                                            2005          2004
                                                             $             $
                                                        -----------   -----------
OPERATING ACTIVITIES
Net loss for the year                                   (14,223,108)  (10,559,501)
Add (deduct) items not involving cash
   Amortization of technology                             8,136,604     8,584,266
   Amortization of capital assets                           128,201       111,673
   Amortization of leasehold inducement                     (21,578)       (3,698)
   Write-off of research inventory                           76,825        24,588
   Provision for (recovery of) income taxes - future     (1,048,324)   (3,142,516)
   Stock-based compensation expense                         379,374            --
   Equity loss in affiliate                                 183,626            --
   Losses of company transferred under
      contractual arrangement                               606,243            --
                                                        -----------   -----------
                                                         (5,782,137)   (4,985,188)
Net change in operating assets and
   liabilities                                             (484,338)      304,041
                                                        -----------   -----------
CASH USED IN OPERATING ACTIVITIES                        (6,266,475)   (4,681,147)
                                                        -----------   -----------
INVESTING ACTIVITIES
Purchase of short-term investments                      (14,000,748)           --
Investment in ENI                                        (1,096,292)           --
Purchase of capital assets                                 (114,764)      (24,541)
Net cash received from contractual arrangement              254,996            --
                                                        -----------   -----------
CASH USED IN INVESTING ACTIVITIES                       (14,956,808)      (24,541)
                                                        -----------   -----------
FINANCING ACTIVITIES
Repayment of obligation under capital leases                (20,554)      (24,713)
Proceeds from issuance of common shares, net             10,200,903    15,513,980
                                                        -----------   -----------
CASH PROVIDED BY FINANCING ACTIVITIES                    10,180,349    15,489,267
                                                        -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS DURING THE YEAR                          (11,042,934)   10,783,579
Cash and cash equivalents, beginning of year             17,641,155     6,857,576
                                                        -----------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                    6,598,221    17,641,155
                                                        ===========   ===========

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 11:00e 09-SEP-05